As filed with the Securities and Exchange Commission on October 28, 1997.

                                                            File No.

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                       ---------------------------------

                                   FORM U-1

                                  APPLICATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ---------------------------------

                   (Names of companies filing this statement
                 and addresses of principal executive offices)

                              Ameren Corporation
                            Union Electric Company
                            Ameren Services Company
                    Union Electric Development Corporation
                             1901 Chouteau Avenue
                             St. Louis, Mo. 63103

                    Central Illinois Public Service Company
                           CIPSCO Investment Company
                                607 East Adams
                            Springfield, Il. 62739

                         Electric Energy Incorporated
                              2100 Portland Road
                               Joppa, Il. 62953

                   (Name of top registered holding company)
                              Ameren Corporation

                  (Names and addresses of agents for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

William J. Niehoff                              William J. Harmon
Union Electric Company                          Jones, Day, Reavis & Pogue
1901 Chouteau Avenue                            77 West Wacker, Suite 3500
P.O. Box 66149, MC 1310                         Chicago, IL 60601-1692
St. Louis, MO 63166-6149

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Item 1.   Description of Proposed Transaction...............                4

          A.  General.......................................                4

          B.  Description of Parties to the Transaction.....                4

          C.  Overview of Financing Request.................                5

          D.  Parameters for Financing Authorization........                5

          E.  Description of Specific Types of Financings...                6

              1.  Ameren External Financings................                6

                  a. Common Stock...........................                6

                  b. Indebtedness...........................                6

              2.  External Utility Subsidiary Financings....                7

                  a. Commercial Paper.......................                7

                  b. Credit Lines...........................                7

                  c. Interest Rate Swaps....................                8

              3.  External Non-Utility Subsidiary
                  Financings................................                8

              4.  Intra-system Financings for Non-Utility
                  Subsidiaries..............................                8

                  a. General................................                8

                  b. Guarantees.............................                9

              5.  Changes in Capital Stock of Subsidiaries..                9

              6.  Existing Financing Arrangements...........                9

Item 2.   Fees, Commissions and Expenses....................               10

Item 3.   Applicable Statutory Provisions...................               10

Item 4.   Regulatory Approvals..............................               10

Item 5.   Procedure.........................................               10

Item 6.   Exhibits and Financial Statements.................               11

          A.   Exhibits.....................................               11

          B.   Financial Statements.........................               11

Item 7.   Information as to Environmental Effects...........               11

Item 1.   Description of Proposed Transaction

A. General

     Under the Agreement and Plan of Merger executed by CIPSCO Incorporated ("CIPSCO") and Union Electric Company ("UE") on August 11, 1995 (the "Merger Agreement"), CIPSCO and UE have organized a new Missouri corporation, Ameren Corporation ("Ameren"), to serve as a result of the mergers provided for therein (the "Transaction") as the eventual holding company for Central Illinois Public Service Company ("CIPS") and UE, as well as for CIPSCO Investment Company ("CIC"). After the Transaction is effective, Ameren will own the common stock of two combination public utility subsidiaries, UE and CIPS, as well as the common stock of CIC. UE will continue to own 40% of Electric Energy Incorporated ("EEI"), an electric public utility, and the common stock of Union Electric Development Corporation ("UEDC"), which is primarily engaged in non-utility businesses. CIPS will continue to own 20% of the common stock of EEI, and CIC will continue to own the capital stock of those subsidiaries engaged in the unregulated non-utility investment business of CIPSCO. EEI will become an affiliate and subsidiary of Ameren. In addition, Ameren will own the stock of Ameren Services Company.

     Ameren previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission ("Commission") requesting authorization under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended, ("Act") to consummate the Transaction described above in File No. 70-8945, ("Merger U-1"). Following the consummation of the transactions described in the Merger U-1, Ameren will register as a holding company under the Act. Each of the entities that will be directly and indirectly owned subsidiaries (as defined in the Act) of Ameren upon consummation of the transactions described in the Merger U-1, is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". The terms "Subsidiary" and "Subsidiaries" shall also include entities that become subsidiaries of Ameren after the consummation of the Transaction. UE, CIPS and EEI are referred to as "Utility Subsidiaries". Other Subsidiaries will be referred to as "Non-Utility Subsidiaries".

     In order to ensure that Ameren and its Subsidiaries ("Applicants") are able to meet their capital requirements upon registration, the Applicants are hereby requesting authorization for financing transactions for the period beginning with the effective date of the order approving this Application (which is respectfully requested to be entered on or about the date of the order issued concerning the Merger U-1) and continuing for a period of five years from the date of the order approving this Application, ("Authorization Period").

B.   Description of the Parties to the Transaction

     Ameren Corporation will be a registered holding company and will own the stock of Ameren Services Company, UE, CIPS, CIC, and UEDC. Through UE and CIPS, Ameren will own 60% of the stock of EEI. Ameren Services Company will be a mutual service company providing services to the holding company system. UE is a Missouri corporation also authorized to do business in Illinois and is a public utility company. The principal business of UE is to provide electric energy and natural gas services to customers in a 24,500 square mile area of Missouri and Illinois. CIPS is an Illinois corporation that supplies electricity and natural gas services in a 20,000 square mile territory in Illinois. CIPS is a public utility. CIC manages non-utility investments and has four first-tier subsidiaries. UEDC owns energy-related and civic investments in the UE service area. EEI was formed in the 1950's and provides electric energy to a United States Department of Energy uranium enrichment plant near Paducah, Kentucky. CIPSCO will not survive in the Transaction. A description of each of these entities is set forth in the Merger U-1, which is incorporated herein by reference.

C.   Overview of Financing Request

     The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period.

     The approval of this Application will permit Ameren to efficiently and effectively carry on its business activities and will provide benefits to both customers and shareholders. Approval is consistent with the Commission decision in New Century Energies, Release No. 35-26750 (Aug. 1, 1997); See also, Columbia Gas Systems, Release No. 35-26634 (Dec. 23, 1996); Gulf States Utilities Co., Release No. 35-26451 (Jan. 16, 1996).

     The authorization requested herein relates to (i) external issues of common stock, debt, including credit lines, and other securities by and for Ameren;
(ii) external issues of capital stock and debt securities not subject to the Rule 52 exemption, including short term debt, interest rate swaps and credit lines, by and for the Utility Subsidiaries; (iii) external issuances of capital stock, debt securities and credit lines not subject to the Rule 52 exemption by and for Non-Utility Subsidiaries; (iv) intra-system financing among Ameren and its Non-Utility Subsidiaries not subject to the Rule 52 exemption, including the ability to issue intra-system guarantees; (v) the ability of the Subsidiaries to alter their capital stock in order to engage in financing with their parent company; and (vi) the continuance and retention of existing financings.

D.   Parameters for Financing Authorization

     This Application requests authority to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions may not be known at this time and which are not covered by Rule 52 without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby.

     1. Effective Cost of Money. The effective cost of money on short term debt financings and credit lines, when issued, may not exceed 300 basis points over the six month London Interbank Offered Rate (LIBOR); the effective cost of money on preferred stock and other fixed income oriented securities, when issued, may not exceed 500 basis points over the interest rate on 30-year U.S. Treasury securities.

     2. Issuance Expenses. Issuance expenses in connection with any non-competitive offerings of securities, including any underwriting fees, commission or other similar compensation, will not exceed 5% of the principal or total amount of the securities being issued.

     The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general and corporate purposes, including (i) financing, in part, of capital expenditures by Ameren or its Subsidiaries, (ii) the repayment, redemption, refunding or purchase of debt and capital stock of Ameren or its Subsidiaries without the need for prior Commission approval pursuant Rule 42 or a successor rule, (iii) financing working capital requirements and capital spending of the Ameren system and (iv) other lawful general purposes.

     The Applicants represent that no financing proceeds will be used to acquire a new subsidiary unless the financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

E.   Description of Specific Types of Financings

     1.   Ameren External Financings

     Ameren may obtain funds externally through sales of common stock and/or debt financing, including commercial paper sales and credit lines.

          a.   Common Stock

     In the Merger U-1, Ameren requested authority to issue 137,215,462 shares of common stock in exchange for all outstanding shares of UE and CIPSCO. (File No. 70-8945). Further, Ameren requested authority to issue and/or acquire up to 19 million shares of Ameren Common Stock in open market transactions over the period ending five years after the date of the Commission's approving order in that docket, for purposes of Ameren's proposed benefit and dividend reinvestment plan and certain employee benefit plans of UE, CIPS and Ameren Services that will use Ameren Common Stock. (File No. 70-8945).

     Ameren hereby requests authority to issue up to 15 million shares for general corporate purposes as described in Item 1.D. hereof other than for use in the DRIP or the benefit plans described in the Merger U-1.

          b.   Indebtedness

     The aggregate amount of debt of Ameren issued and sold or borrowed under commercial paper or credit lines established pursuant to the authorization sought by this Application to be outstanding at any time during the Authorization Period shall not exceed $300,000,000 to be used for the purposes described in Item 1.D. above.

     Ameren may sell commercial paper, from time to time, in established domestic paper markets. Such commercial paper would be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Ameren will reoffer such paper at a discount to corporate, institutional investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Ameren may establish credit lines of up to 100% of the amount authorized for commercial paper to back up outstanding commercial paper. In addition, Ameren may enter into credit agreements or other borrowing facilities with commercial banks, trust companies or other lenders providing for revolving credit or term loans during commitment periods not longer than the Authorization Period. The proceeds of such borrowings will be used for the purposes described in Item 1.D. above.

     2.   External Utility Subsidiary Financings

     Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by UE and CIPS because they must be approved by the Missouri Public Service Commission ("MPSC") and the Illinois Commerce Commission ("ICC") for UE and by the ICC for CIPS. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. All securities issued by UE and CIPS, except for securities with maturity dates of less than 12 months, are approved by the MPSC and/or the ICC. Existing short term debt of UE and CIPS has been authorized by the Federal Energy Regulatory Commission ("FERC"). Financing authority for EEI is obtained from the FERC. The authority herein sought excludes financings exempt under Rule 52. Financing obtained under this authorization will be used for general corporate purposes, other working capital requirements and construction spending.

          a.   Commercial Paper

     Authority is requested for UE to issue commercial paper in the aggregate amount of $575,000,000 million to be outstanding at any one time during the Authorization Period.

     Authority is requested for CIPS to issue commercial paper in the aggregate amount of $125,000,000 to be outstanding at any one time during the Authorization Period.

     Authority is requested for EEI to issue commercial paper in the aggregate amount of $60,000,000 to be outstanding at any one time during the Authorization Period.

     The Utility Subsidiaries request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to Ameren as discussed above. Utility Subsidiaries may further maintain back up lines of credit in an aggregate principal amount not to exceed the amount of authorized commercial paper. Borrowings under commercial paper and credit lines authorized under this section (a), or Item (1)(E)(6), will not exceed in the aggregate $575,000,000 for UE, $125,000,000 for CIPS or $60,000,000 for EEI to be outstanding at any one time.

          b.   Credit Lines

     Credit lines may be set up for use by UE in the aggregate amount of $425,000,000 million, by CIPS in the aggregate amount of $125,000,000 and by EEI in the aggregate amount of $35,000,000 for general corporate purposes in addition to credit lines to support commercial paper as described in subsection
(a) above. Utility Subsidiaries would borrow and repay under such lines of credit from time to time as it was deemed necessary or appropriate. Subject to the limitations described herein, each Utility Subsidiary may engage in other types of short term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Borrowings under credit lines authorized under this section will not exceed $425,000,000 for UE, $125,000,000 for CIPS or $35,000,000 for EEI to be
outstanding at any one time.

          c.   Interest Rate Swaps

     The Utility Subsidiaries request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements to the extent the same are not exempt under Rule 52. Each Utility Subsidiary may employ interest rate swaps as a means of managing risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption. Utility Subsidiaries request authority to make and continue use of financial hedging instruments in connection with natural gas procurement and other Utility operations. Utility Subsidiaries will not engage in speculative transactions.

     3.   External Non-Utility Subsidiary Financings

     The Non-Utility Subsidiaries are engaged in and expected to continue to be active in the development and expansion of their existing energy related or otherwise functionally related, non-utility businesses in the Ameren system. As such, they will require the ability to engage in financing transactions that are commonly accepted for such types of investments. Such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

     4.   Intra-System Financings for Non-Utility Subsidiaries

          a.   General

     Ameren may finance certain of its Non-Utility Subsidiaries and certain Non-Utility Subsidiaries may finance other Non-Utility Subsidiaries in an aggregate amount not exceeding $300,000,000 at any one time during the Authorization Period. The $300,000,000 excludes any financing that is exempt pursuant to Rules 45 and 52, or otherwise authorized. Such financings would generally be in the form of open account advances, long-term loans, and/or capital stock purchases, agreed to by Ameren or the lending Non-Utility Subsidiary as the case may be. Open account advances will provide funds for general corporate purposes and other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and/or cash generated internally. Ameren or the lending Non-Utility Subsidiary will determine, at its discretion, how much financing to give each borrowing Non-Utility Subsidiary as its needs dictate during the Authorization Period. Generally, Ameren's or the lending Non-Utility Subsidiary's long-term loans to, and purchase of capital stock from, such borrowing Non-Utility Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52.

     Open account advances with interest to the Non-Utility Subsidiaries, which would not be covered by Rule 45 or Rule 52, may be made, repaid and remade on a revolving basis, with interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short term borrowings of Ameren or the lending Non-Utility Subsidiary as the case may be. If no such borrowings are outstanding then, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.

          b.   Guarantees

     Ameren requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty type expense agreements or otherwise provide credit support with respect to the obligations of its Non-Utility Subsidiaries as may be appropriate to enable such system companies to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $300,000,000 outstanding at any one time. Such credit support may be in the form of committed bank lines of credit.

     In addition, authority is requested for the Non-Utility Subsidiaries to enter into arrangements with each other similar to that described with respect to Ameren above, in an aggregate principal amount not to exceed $50,000,000 million outstanding at any one time, except to the extent that the same are exempt pursuant to Rule 45.

     The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings or the limits on intrasystem financing requested elsewhere herein.

     5.   Changes in Capital Stock of Subsidiaries

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Ameren or other immediate parent company during the Authorization Period cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount or change the terms of any such Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Ameren or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval.

     6.   Existing Financing Arrangements

     Utility and the Utility Subsidiaries hereby request authority to retain such financing arrangements as were in place prior to the Merger and which are not otherwise exempted from the provisions of the Act. The existing financing arrangements of the Utility Subsidiaries are referred to in Exhibit D-1 attached hereto.

Item 2.   Fees, Commissions and Expenses

          Estimated Legal Fees
          and Expenses                   $35,000

          Estimated Miscellaneous
          Expenses                       $ 5,000
                                         -------
                    Total                $40,000

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 42, 43, 45 and 52 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision or the rules or regulations other than those specifically set forth herein, request for such authorization, approval or exemption is hereby made.

Item 4.   Regulatory Approvals

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions. If any such agency obtains jurisdiction over any of the proposed transactions, any orders obtained will be promptly filed with the Commission.

Item 5.   Procedure

     The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application as soon as possible specifying a date not later than the date of the Commission's order for the Merger U-1, as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit I-1.

     Without prejudice to its right to modify the same if a hearing should be ordered on this Application, Ameren hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     2. The Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

     3. There should not be a 30 day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

Item 6.   Exhibits and Financial Statements

A.   Exhibits

     A-1    Restated Articles of Incorporation of Ameren
     B-1    Form of Credit Agreement for Ameren, UE, CIPS and EEI (To be filed by Amendment)
     B-2    Form of Commercial Paper Agreements for Ameren, UE and CIPS (To be
            filed by Amendment)
     B-3    Form of Standard Purchase Agreement -- Ameren Common Stock (To be
            filed by Amendment)
     D-1    Existing Orders of FERC authorizing short-term debt of UE, CIPS and
            EEI
     F-1.1  Preliminary Opinion of Counsel (To be filed by Amendment)
     F-1.2 Final "Past Tense" Opinion of Counsel (To be filed by Amendment) F-2.1 Preliminary Opinion of Counsel (Jones, Day, Reavis & Pogue) (To be
            filed by Amendment)
     F-2.2  Final "Past Tense" Opinion of Counsel (Jones, Day, Reavis & Pogue)
            (To be filed by Amendment)
     G-1    Financial Data Schedule (To be filed by Amendment)
     H-1    Annual Report of UE on Form 10-K for the year ended December 31,
            1996
     H-2    Annual Report of CIPSCO and CIPS on Form 10-K for the year ended
            December 31, 1996
     H-3    UE 1996 Annual Report to Shareholders
     H-4    Statement of CIPS on Form U-3A-2 dated February 28, 1997 (including financial statements of EEI)
     H-5    UE Quarterly Reports on Form 10-Q for the quarters ended March 31,
            1997 and June 30, 1997
     H-6    CIPSCO and CIPS Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997
     I-1    Proposed Form of Notice

B.   Financial Statements

     FS-1 Ameren Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of June 30, 1997 (see Quarterly Report of UE on Form 10-Q for the quarter ended June 30, 1997 (Exhibit H-5 hereto), at p. 10)
     FS-2 Ameren Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994 (see Annual Report of UE on Form 10-K for the year ended December 31, 1996 (Exhibit H-1 hereto), at pp. 16-20)
     FS-3 CIPSCO Consolidated Balance Sheets as of June 30, 1997 (see Quarterly Report of CIPSCO on Form 10-Q for the quarter ended June 30, 1997 (Exhibit H-6 hereto), at p.5)
     FS-4 CIPSCO Consolidated Statements of Income for its last three fiscal years (see Annual Report of CIPSCO on Form 10-K for the year ended December 31, 1996 (Exhibit H-2 hereto), at p. 40)
     FS-5 CIPS Balance Sheets as of June 30, 1997 (see Quarterly Report of CIPS on Form 10-Q for the quarter ended June 30, 1997 (Exhibit H-6 hereto), at p. 8)
     FS-6 CIPS Statements of Income for its last three fiscal years (see Annual Report of CIPS on Form 10-K for the year ended December 31, 1996 (Exhibit H-2 hereto), at p. 66)
     FS-7   UE Consolidated Balance Sheet as of June 30, 1997 (see
            Quarterly Report of UE on Form 10-Q for the quarter ended June
            30, 1997 (Exhibit H-5 hereto), at p. 2)
     FS-8 UE Consolidated Statement of Income for its last three fiscal years (see Annual Report to Shareholders for the year ended December 31, 1996 (Exhibit H-3 hereto), at p. 22)
     FS-9 EEI Consolidated Balance Sheets at December 31, 1996 (Incorporated by reference to Exhibit A-4 to the CIPS Form U-3A-2 (Exhibit H-4 hereto))
     FS-10 EEI Consolidated Income Statements for the year ended December 31, 1996 (Incorporated by reference to Exhibit A-5 to the CIPS
            Form U-3A-2 (Exhibit H-4 hereto))
     FS-11 EEI Consolidated Statements of Retained Earnings (Incorporated by reference to Exhibit A-6 to the CIPS Form U-3A-2 (Exhibit H-4 hereto))

Item 7.   Information as to Environmental Effects

     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.



Date: October 28, 1997        By:   /s/ William E. Jaudes
                                    --------------------------
                                    Name:  William E. Jaudes
                                    Title: Secretary

                               INDEX OF EXHIBITS

Exhibit  Description of Exhibit                                 Method of Filing
Number
A-1      Restated Articles of Incorporation of Ameren           By Reference
         (Incorporated by reference to Annex F to the
         Registration Statement on Form S-4,
         Registration No. 33-64165)
B-1      Form of Credit Agreement for Ameren, UE, CIPS          By Amendment
         and EEI (To be filed by Amendment)
B-2      Form of Commerical Paper Agreements for                By Amendment
         Ameren, UE and CIPS (To be filed by
         Amendment)
B-3      Form of Standard Purchase Agreement--Ameren            By Amendment
         Common Stock (To be filed by Amendment)
D-1      Existing Orders of FERC authorizing short-term         Electronic
         debt of UE, CIPS and EEI (filed herewith)
F-1.1    Preliminary Opinion of Counsel (To be filed by         By Amendment
         Amendment)
F-1.2    Final "Past Tense" Opinion of Counsel (To be filed     By Amendment
         by Amendment)
F-2.1    Preliminary Opinion of Counsel (Jones, Day,            By Amendment
         Reavis & Pogue) (To be filed by Amendment)
F-2.2    Final "Past Tense" Opinion of Counsel (Jones,          By Amendment
         Day, Reavis & Pogue) (To be filed by
         Amendment)
G-1      Financial Data Schedule (To be filed by                By Amendment
         Amendment)
H-1      Annual Report of UE on Form 10-K for the year          By Reference
         ended December 31, 1996 (Incorporated by
         reference to file No. 1-2967)
H-2      Annual Report of CIPSCO and CIPS on Form 10-K          By Reference
         for the year ended December 31, 1996
         (Incorporated by reference to file No. 1-3672)
H-3      UE 1996 Annual Report to Shareholders                  By Reference
         (Incorporated by reference to Exhibit 13 to Annual
         Report on Form 10-K included as Exhibit H-1
         hereto)
H-4      Statement of CIPS on Form U-3A-2 dated                 By Reference
         February 28, 1997 (Incorporated by reference to
         File  No. 69-140)
H-5      UE Quarterly Reports on Form 10-Q for the              By Reference
         quarters ended March 31, 1997 and June 30, 1997
         (Incorporated by reference to File No. 1-2967)

   H-6         CIPSCO and CIPS Quarterly Reports on Form                By Reference
               10-Q for the quarters ended March 31, 1997 and June
               30, 1997 (Incorporated by reference to File No.
               1-10628 (CIPSCO) and File No. 1-3672 (CIPS))
   I-1         Proposed Form of Notice (filed herewith)                 Electronic

  FS-1         Ameren Unaudited Pro Forma Combined                      By Reference
               Condensed Consolidated Balance Sheets as a
               June 30, 1997 (See Quarterly Report of UE on
               Form 10-Q for the quarter ended June 30, 1997
               (Exhibit H-5 hereto), at p. 10)
  FS-2         Ameren Unaudited Pro Forma Combined                      By Reference
               Condensed Consolidated Statements of Income for
               the years ended December 31, 1996, 1995 and
               1994 (see Annual Report of UE on Form 10-K for
               the year ended December 31, 1996 (Exhibit H-1
               hereto), at pp. 16-20)
  FS-3         CIPSCO Consolidated Balance Sheets as of                 By Reference
               June 30, 1997 (see Quarterly Report of CIPSCO
               on Form 10-Q for the quarter ended June 30, 1997
               (Exhibit H-6 hereto), at p. 5)
  FS-4         CIPSCO Consolidated Statements of Income for             By Reference
               its last three fiscal years (see Annual Report of
               CIPSCO on Form 10-K for the year ended
               December 31, 1996 (Exhibit H-2 hereto), at p. 40)
  FS-5         CIPS Balance Sheets as of June 30, 1997 (see             By Reference
               Quarterly Report of CIPS on Form 10-Q for the
               quarter ended June 30, 1997  (Exhibit H-6 hereto),
               at p.8)
  FS-6         CIPS Statements of Income for its last three fiscal      By Reference
               years (see Annual Report of CIPS on Form 10-K
               for the year ended December 31, 1996 (Exhibit
               H-2 hereto), at p. 66)
  FS-7         UE Consolidated Balance Sheet as of June 30,             By Reference
               1997 (see Quarterly Report of UE on Form 10-Q
               for the quarter ended June 30, 1997 (Exhibit H-5
               hereto), at p. 2)
  FS-8         UE Consolidated Statement of Income for its last         By Reference
               three fiscal years (see UE Annual Report to
               Shareholders for the year ended December 31,
               1996 (Exhibit H-3 hereto), at p. 22)
  FS-9         EEI Consolidated Balance Sheets at December 31,          By Reference
               1996 (Incorporated by reference to Exhibit A-4
               to the CIPS Form U-3A-2 (Exhibit H-4 hereto))


  FS-10        EEI Consolidated Income Statements for the year          By Reference
               ended December 31, 1996 (Incorporated by reference
               to Exhibit A-5 to the CIPS Form U-3A-2 (Exhibit
               H-4 hereto))
  FS-11        EEI Consolidated Statements of Retained Earnings         By Reference
               (Incorporated by reference to Exhibit A-6 to the
               CIPS Form U-3A-2 (Exhibit H-4 hereto))